SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2009
Commission File Number: 000-31062
Oncolytics Biotech Inc.
(Translation of registrant’s name into English)
Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)
Date: November 17, 2009	By:	/s/ Doug Ball
Doug Ball
Chief Financial Officer

The following consent is incorporated by reference into the Registration Statement on Form F-10 (File No. 333-151513) of Oncolytics Biotech Inc. filed with the Securities and Exchange Commission on June 6, 2008, as amended on June 17, 2008, pursuant to the United States Securities Act of 1933, as amended.

EXHIBIT INDEX

Number	Description

99.1	Consent of Independent Registered Public Accounting Firm

EXHIBIT 99.1

Consent of Independent Registered Public Accounting Firm

United States Securities and Exchange Commission

We consent to the incorporation by reference in the previously filed registration statement on Form F-10 (SEC No. 333-151513) of Oncolytics Biotech Inc. of our report dated March 4, 2009, relating to the consolidated balance sheets of Oncolytics Biotech Inc. as at December 31, 2008 and 2007 and the consolidated statements of loss and comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2008 and for the cumulative period from inception on April 2, 1998 filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2008.

Calgary, Canada
November 17, 2009	Chartered Accountants